SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 22, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES AN ILA+ RATING FOR THE ISSUANCE OF A NEW SERIES OF DEBENTURES

PARTNER COMMUNICATIONS ANNOUNCES AN 'ilA+' RATING FOR
THE ISSUANCE OF A NEW SERIES OF DEBENTURES

ROSH HA'AYIN, Israel, December 22, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that further to the Company's reports dated November 29, 2021, with respect to the consideration of issuance of debentures solely in Israel, by way of a new series of debentures, S&P Global Ratings Maalot Ltd. announced today an 'ilA+' rating for the issuance of a new series of debentures of the Company, in a total amount of up to NIS 198.407 million.

For further information see S&P Maalot's report dated December 22, 2021 on: https://mayafiles.tase.co.il/rpdf/1419001-1420000/P1419784-00.pdf or its informal English translation attached to this immediate report on Form 6-K.

The offering described in this press release is made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In addition, this report does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933 as amended (the “Securities Act”), and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the securities in the United States.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

2

Partner Communications Company Ltd.

December 22, 2021

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 198.407 Mil. N.V.

Primary Credit Analyst:
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Secondary Contact:
Tamar Stein, 972-3-7539721 tamer.stein@spglobal.com

December 22, 2021	New Issuance

Partner Communications Company Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 198.407 Mil. N.V.

Following our report dated November 29, 2021, S&P Maalot hereby announces that its ‘ilA+’ rating to bonds to be issued by Partner Communications Company Ltd. (ilA+/Stable) by issuing a new bond series, Series H, is valid for up to NIS 198.407 million N.V. The proceeds from the issuance will be used to refinance existing debt and for the Company's ongoing activity.

For additional details about the rating and for additional regulatory requirements, see our rating report dated August 11, 2021.

Partner Communications Company Ltd.	Rating	Date when the rating was first published	Last date when the rating was updated
Issuer rating(s)
Long term	ilA+/Stable	01/08/2003	11/08/2021

Issue rating(s)
Senior Unsecured Debt
Series D	ilA+	09/03/2010	11/08/2021
Series F	ilA+	02/07/2017	11/08/2021
Series G	ilA+	09/12/2018	11/08/2021
Series H	ilA+	29/11/2021	29/11/2021

Issuer Credit Rating history
Long term
August 10, 2020	ilA+/Stable
August 05, 2019	ilA+/Negative
July 29, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
May 24 ,2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
May 20 ,2007	ilAA-/Stable
August 03, 2004	ilA
July 28, 2004	ilAA-
February 16, 2004	ilA+

Additional details
Time of the event	22/12/2021 11:41
Time when the event was learned of	22/12/2021 11:41
Rating requested by	Issuer

2	December 22, 2021	www.maalot.co.il

Partner Communications Company Ltd.

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3	December 22, 2021	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: December 22, 2021